October 10, 2025

Shandy Pumphrey

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW Steel City Perpetual Levered Fund LP (File No. 000-56771)

Dear Ms. Pumphrey:

This letter responds to comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided telephonically to Vadim Avdeychik and Sam Scarritt-Selman on September 26, 2025, with respect to our client, TCW Steel City Perpetual Levered Fund LP (the “Company”) and Amendment No. 1 (the, “Amendment”) to its registration statement on Form 10 (“Registration Statement”), in connection with the registration of the Company’s shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Below, we provide the Staff’s comments and the Company’s responses. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.

Accounting Comments

1.

Staff Comment: As of the date of the Amendment, please confirm whether the gross proceeds of $105,152,417 million received in connection with the Initial Closing Date has been received as a cash inflow or if it remains an unfunded commitment.

Response: The Company respectfully submits that the proceeds received in connection with the Initial Closing Date remain an unfunded commitment.

2.

Staff Comment: Per Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, in the Company’s first filing on Form 10-Q or Form 10-K, as applicable, please identify who the Company’s chief operating decisionmaker is.

Response: The Company respectfully submits that such disclosure will be made in the applicable filing.

3.

Staff Comment: With respect to the statement in the Notes to Financial Statements that the Company will not bear more than $3,000,000 for organization and offering expenses in connection with the offering of the Units through the Closing Period, please confirm if the $3,000,000 noted represents estimated organization and offering expenses costs or a cap on organization and offering expenses. If representing a cap, please explain who will bear expenses above that cap, and if such cap is subject to recoupment.

Response: The Company respectfully submits that the $3,000,000 noted represents a cap on organization and offering expenses while the Company is a private fund and up until the point of conversion into a Delaware Statutory Trust. Any organization and offering expenses in excess of $3,000,000 shall be borne by TCW PT Management Company LLC up until the point of conversion into a Delaware Statutory Trust and are not eligible for recoupment. After the Company converts into a Delaware Statutory Trust, there will no longer be a cap on organization and offering expenses and all organization and offering expenses shall be borne by the Company.

4.

Staff Comment: The Staff acknowledges that the Company’s financial statements are as of a date prior to the Company’s election to be regulated as a BDC. Please confirm that, on a prospective basis, financial statements will be provided in accordance with Regulation S-X and that Notes to Financial Statements will include all applicable definitions (e.g., cash and cash equivalents, related party transactions).

Response: The Company respectfully submits that, on a prospective basis, financial statements will be provided in accordance with Regulation S-X and that Notes to Financial Statements will include all applicable definitions.

5.

Staff Comment: Per the Company’s prior response to Staff Comment Number 33 in the Company’s comment response letter dated September 18, 2025, stating that the Company currently holds investments, please confirm whether such investments were made using investor funds, funds from affiliates, or a warehouse.

Response: The Company respectfully submits that its current investments were made using investor funds.

6.	Staff Comment: Please file an amended Form 10 including unaudited seed financials within 135 days of effective date.

Response: The Company respectfully submits that it will make such an amendment filing.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 909-6867.

Sincerely,

/s/ Vadim Avdeychik
Vadim Avdeychik

cc:

Zachary Edelman, The TCW Group, Inc.

Paul Rodel, Debevoise & Plimpton LLP

Sam Scarritt-Selman, Debevoise & Plimpton LLP

Fleur Oostwal, Debevoise & Plimpton LLP

2